Exhibit 3.2

ARTICLES OF AMENDMENT

TO

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

KOS PHARMACEUTICALS, INC.

     Pursuant to the provisions of Section 607.1006, Florida Statutes, Kos Pharmaceuticals, Inc., a Florida corporation (the “Corporation”) adopts the following Articles of Amendment to its Amended and Restated Articles of Incorporation:

     FIRST: Article VII of the Corporation’s Amended and Restated Articles of Incorporation, is amended by striking out the first paragraph thereof and by substituting in lieu of said paragraph the following new first paragraph to Article VII:

“The total number of shares of all classes of capital stock of the Corporation which the Corporation shall have the authority to issue is 110,000,000, of which 100,000,000 shares having a par value of $.01 per share shall be designated as Common Stock and 10,000,000 shares having a par value of $.01 per share shall be designated as Preferred Stock.”

SECOND: This Amendment was adopted by the shareholders at the Corporation’s Annual Meeting of Shareholders held on April 28, 2005. The number of votes cast were sufficient for approval.

     Except as amended hereby, the rest and remainder of the Corporation’s Amended and Restated Articles of Incorporation shall be and remain in full force and effect.

Signatures on Following Page

     IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to Amended and Restated Articles of Incorporation to be signed by its duly authorized officer this 2nd day of May, 2005.

KOS PHARMACEUTICALS, INC.
By:	/s/ Andrew I. Koven
	Name:	Andrew I. Koven
	Title:	Executive Vice President and General Counsel